UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Alphatec Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02081G 10 2 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 pages

CUSIP NO. 02081G 10 2	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

HealthpointCapital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

0 shares
6 SHARED VOTING POWER

13,344,639 shares
7 SOLE DISPOSITIVE POWER

0 shares
8 SHARED DISPOSITIVE POWER

13,344,639 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,344,639 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

38.38% (based on 34,773,702 shares outstanding on November 3, 2006)
12	TYPE OF REPORTING PERSON

PN

Page 2 of 9 pages

CUSIP NO. 02081G 10 2	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

HGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

0 shares
6 SHARED VOTING POWER

13,344,639 shares
7 SOLE DISPOSITIVE POWER

0 shares
8 SHARED DISPOSITIVE POWER

13,344,639 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,344,639 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

38.38% (based on 34,773,702 shares outstanding on November 3, 2006)
12	TYPE OF REPORTING PERSON

OO

Page 3 of 9 pages

CUSIP No. 02081G 10 2	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Mortimer Berkowitz III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

0 shares
6 SHARED VOTING POWER

13,344,639 shares
7 SOLE DISPOSITIVE POWER

0 shares
8 SHARED DISPOSITIVE POWER

13,344,639 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,344,639 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

38.38% (based on 34,773,702 shares outstanding on November 3, 2006)
12	TYPE OF REPORTING PERSON

IN

Page 4 of 9 pages

CUSIP NO. 02081G 10 2	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

John H. Foster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

0 shares
6 SHARED VOTING POWER

13,344,639 shares
7 SOLE DISPOSITIVE POWER

0 shares
8 SHARED DISPOSITIVE POWER

13,344,639 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,344,639 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

38.38% (based on 34,773,702 shares outstanding on November 3, 2006)
12	TYPE OF REPORTING PERSON

IN

Page 5 of 9 pages

Item 1	(a).	Name of Issuer:

Alphatec Holdings, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

2051 Palomar Airport Road Carlsbad, CA 92011

Item 2	(a).	Name of Person Filing:

This Schedule 13G is being filed jointly by (i) HealthpointCapital Partners, L.P., (ii) HGP, LLC, (iii) Mortimer Berkowitz III and (iv) John H. Foster (collectively, the “HealthpointCapital Filers”) [1]. HealthpointCapital Partners, LP is the record owner of the 13,344,639 share. HGP, LLC is the general partner of HealthpointCapital Partners, LP. Messrs. Foster and Berkowitz are the managing members of HGP, LLC.

The HealthpointCapital Filers have entered into a joint filing agreement, dated February 14, 2007, a copy of which is attached to this statement as Exhibit 1.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The business address of each of the HealthpointCapital Filers is c/o HealthpointCapital, 505 Park Avenue, 12th Floor, New York, NY 10022.

Item 2	(c).	Citizenship:

HealthpointCapital Partners, LP is a Delaware limited partnership.

HGP, LLC is a Delaware limited liability company.

Mortimer Berkowitz III is a United States citizen.

John H. Foster is a United States citizen.

Item 2	(d).	Title of Class of Securities:

Common Stock

Item 2	(e).	CUSIP Number:

02081G 10 2

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act.

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act.

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

[1]	Neither the present filing nor anything contained herein shall be construed as an admission that any filing party constitutes a “person” for any purpose other than Section 13(d) of the Securities Act.

Page 6 of 9 pages

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

		HealthpointCapital Partners, LP HGP, LLC Mortimer Berkowitz III John H. Foster	13,344,639 shares 13,344,639 shares 13,344,639 shares 13,344,639 shares

	(b)	Percent of class:

		HealthpointCapital Partners, LP HGP, LLC Mortimer Berkowitz III John H. Foster	38.38% 38.38% 38.38% 38.38%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote:

		HealthpointCapital Partners, LP HGP, LLC Mortimer Berkowitz III John H. Foster	0 shares 0 shares 0 shares 0 shares

		(ii)	Shared power to vote or to direct the vote:

		HealthpointCapital Partners, LP HGP, LLC Mortimer Berkowitz III John H. Foster	13,344,639 shares 13,344,639 shares 13,344,639 shares 13,344,639 shares

		(iii)	Sole power to dispose or to direct the disposition of:

		HealthpointCapital Partners, LP HGP, LLC Mortimer Berkowitz III John H. Foster	0 shares 0 shares 0 shares 0 shares

		(iv)	Shared power to dispose or to direct the disposition of:

		HealthpointCapital Partners, LP HGP, LLC Mortimer Berkowitz III John H. Foster	13,344,639 shares 13,344,639 shares 13,344,639 shares 13,344,639 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Page 7 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007	By:	/s/ Mortimer Berkowitz III.
	Name:	Mortimer Berkowitz III.

Date: February 14, 2007	By:	/s/ John H. Foster.
	Name:	John H. Foster

Date: February 14, 2007		HGP, LLC

/s/ Mortimer Berkowitz III.
	:	Mortimer Berkowitz III.
Managing Member

Date: February 14, 2007		HealthpointCapital Partners, L.P.
	By:	HGP, LLC,
Its General partner

/s/ Mortimer Berkowitz III.
	:	Mortimer Berkowitz III.
Managing Member

Page 8 of 9 pages

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of February 14, 2007, is by and among Mortimer Berkowitz III., John H. Foster, HGP, LLC and HealthpointCapital Partners, L.P. (collectively, the “HealthpointCapital Filers”).

Each of the HealthpointCapital Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to shares of Common Stock, par value $0.0001 per share, of Alphatec Holdings, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the HealthpointCapital Filers hereby agree to file a single statement on Schedule 13G (and any amendments thereto) on behalf of each of the HealthpointCapital Filers, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the HealthpointCapital Filers upon seven days prior written notice or such lesser period of notice as the HealthpointCapital Filers may mutually agree.

Executed and delivered as of the date first above written.

Date: February 14, 2007	By:	/s/ Mortimer Berkowitz III.
	Name:	Mortimer Berkowitz III.

Date: February 14, 2007	By:	/s/ John H. Foster.
	Name:	John H. Foster

Date: February 14, 2007		HGP, LLC

/s/ Mortimer Berkowitz III.
	:	Mortimer Berkowitz III.
Managing Member

Date: February 14, 2007		HealthpointCapital Partners, L.P.
	By:	HGP, LLC,
Its General partner

/s/ Mortimer Berkowitz III.
	:	Mortimer Berkowitz III.
Managing Member

Page 9 of 9 pages